Exhibit 99.51

NexGen Energy Announces Results of Annual and Special Meeting of

Shareholders

Vancouver, BC, June 7, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce the positive results from its annual and special meeting of shareholders held today in Vancouver, B.C. The meeting had a record turn out of shareholders representing over 66% of its issued shares eligible to vote at the meeting.

The number of directors was fixed at six and on a show of hands the shareholders elected management’s six nominees as directors. Details of the proxy voting are as follows:

Director Nominee	Votes For	% Votes For	Withheld	% Withheld
Leigh Curyer	186,342,493	99.91%	166,147	0.09%
James Currie	186,310,553	99.89%	198,087	0.11%
Christopher McFadden	186,295,553	99.89%	213,087	0.11%
Craig Parry	168,721,422	90.46%	17,787,218	9.54%
Richard Patricio	186,176,553	99.82%	332,087	0.18%
Trevor Thiele	186,180,253	99.82%	328,387	0.18%

Mr. Gerald Feldman did not stand for re-election to the Company’s Board of Directors. NexGen thanks Mr. Feldman for his commitment to the Company and its shareholders.

Shareholders also voted 99.99% in favour of appointing KPMG LLP as auditors, and authorizing the directors to fix their remuneration for the ensuing year.

In addition, shareholders voted 85.73% in favour of the approval of an amended stock option plan and 85.99% in favour of an amended stock option plan to take effect, if and when the Company graduates to the TSX.

For more information on these matters, please refer to the Company’s management information circular dated April 29, 2016, available on SEDAR at www.sedar.com and the Company’s website at www.nexgenenergy.ca

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer
Chief Executive Officer
NexGen Energy Ltd.
+1 604 428 4112
lcuryer@nexgenenergy.ca
www.nexgenenergy.ca

Corporate Development Manager NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nexgenenergy.ca
www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.